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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              -----------------------

                                SCHEDULE 14D-9/A

                                 (Rule 14d-101)

                   Solicitation/Recommendation Statement Under

             Section 14(d)(4) of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         CSI COMPUTER SPECIALISTS, INC.

                            (Name of Subject Company)

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                         Csi Computer Specialists, Inc.

                        (Name of Person Filing Statement)

                    Common Stock, Par Value $0.001 Per Share

                        (Title of Classes of Securities)

                                   12631103

                      (CUSIP Number of Class of Securities)

                              -----------------------


                                Robert V. Windley

                         CSI Computer Specialists, Inc.

                         904 Wind River Lane, Suite 100

                          Gaithersburg, Maryland 63101

                              (301) 921-8860

              (Name, address and telephone number of person authorized to receive notices and communications on behalf of

                          the person filing statement)

                             -----------------------

                                 With a copy to:

                 Denise R. Brown, Esq.
                     Shaw Pittman

                 2300 N Street, N.W.
                 Washington, DC 20037

                    (202) 663-8000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This   Amendment   No.  1  (the   "Amendment")   amends  and   supplements   the
solicitation/recommendation statement on Schedule 14D-9 filed by CSI Computer Specialists, Inc., a Delaware corporation (the "Company") on April 26, 2000, relating to the offer made by Interactive Systems, Inc., a Virginia corporation ("ISI"), disclosed in a Tender Offer Statement on Schedule TO filed with the Commission on April 26, 2000 (the "Schedule TO"). The Schedule TO is being amended to include Mr. Donald C. Weymer, ISI's founder, Chief Executive Officer, President, a Director and 98% shareholder, as a bidder. ISI, together with Mr. Donald C. Weymer, is offering to purchase all of the outstanding shares of Common Stock (the "Common Shares") not already owned by Mr. Weymer at a purchase price of $1.00 per Common Share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitutes the "Offer") copies of which were previously filed as Exhibits
(a)(1) and (a)(2) to the Schedule TO.

Item 2.  Identity and Background of Filing Person

     Paragraph (b), "Tender Offer," is hereby amended in its entirety to read as follows:

              This Statement relates to the tender offer by Interactive Systems, Inc., a Virginia corporation ("ISI"), and Mr. Donald C. Weymer (together with ISI, the "Purchaser") to purchase all outstanding Common Shares of CSI at a purchase price of $1.00 per Common Share, net to the seller in cash (less any required withholding taxes), without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) herewith, respectively, and are incorporated herein by reference in their entirety. Mr. Donald
         C. Weymer, ISI's founder, Chief Executive Officer, President, a Director and 98% shareholder, already owns approximately 32% of the outstanding Common Shares. The Offer is described in a Tender Offer Statement on Schedule TO, dated April 26, 2000 (the "Schedule TO"), which was filed with the Securities and Exchange Commission on April 26, 2000.

              The Schedule TO states that the principal executive offices of ISI are 1777 North Kent Street, Arlington, Virginia 22209.

ITEM 3.  Past Contacts, Transactions, Negotiations and Agreements

     Item 3 is hereby amended in its entirety to read as follows:

              Except as described or referred to in this Item 3, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between CSI and either (i) CSI's executive officers, directors or affiliates or (ii) ISI or any of its respective executive officers, directors or affiliates.

         (a)  Certain Arrangements Between CSI and the Purchaser

              The information set forth in the "INTRODUCTION," "SPECIAL FACTORS -- Background of the Tender Offer," "SPECIAL FACTORS -- Purpose and Plans," "SPECIAL FACTORS -- Interests of Certain Persons," "THE TENDER OFFER -- Information Concerning ISI," and "THE TENDER OFFER - Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (b)  Interests of Certain Persons in the Offer

              In considering the recommendations of the CSI Board (as defined and described below) with respect to the Offer, stockholders should be aware that certain officers and directors of ISI and CSI have interests in the Offer which are described below and which may present them with certain potential conflicts of interest.

The Purchaser's Affiliation with CSI. Mr. Donald C. Weymer owns approximately 98% of ISI's equity securities and is ISI's founder, Chief Executive Officer, President and a Director. In addition, Mr. Weymer owns 1,195,000 of the Common Shares, representing approximately 32% of the outstanding Common Shares, and serves as the Company's Chairman of the Board of Directors, Chief Executive Officer and Secretary. ISI does not own any of the Common Shares directly.

Mr. Robert V. Windley, ISI's Executive Vice President and a Director, also serves as the Company's Acting Chief Financial Officer. Mr. Windley has an exercisable option to purchase

         100,000 Common Shares.

In addition, Ms. Lynn M. Weymer, ISI's Secretary and a Director, is the daughter of Mr. Donald C. Weymer. Ms. Weymer beneficially owns 65,000 Common Shares.

              Stock and Option Ownership of CSI and ISI Directors and Executive Officers. The information set forth in "SPECIAL FACTORS -- Interests of Certain Persons -- Beneficial Ownership of Shares" of the Offer to Purchase is incorporated herein by reference.

              The CSI Board (as defined below) was aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation -- Reasons for the Recommendation."

Item 4.           The Solicitation or Recommendation

     Section (b), "Reasons for the Recommendation," is hereby amended in its entirety to read as follows:

              Background of the Offer. The Company commenced operations in 1994 and has operated at a loss every year since 1996. In 1997, in an effort to rebound from its 1996 losses, the Company began to implement a strategy of growth and acquisition that the CSI Board anticipated would expand the Company's technological expertise and customer base. As part of this strategy, the Company acquired three computer services companies, Cintronix, Inc. ("Cintronix"), Advanced Network Systems and Phoenix Service, Inc. ("Phoenix Service") in 1997. The Company's management had hoped that the acquisitions of Cintronix and Advanced Network Systems would further the Company's goal of developing regional clusters of sales and service representatives to improve customer service and to gain greater market penetration. The expected integration of these two acquisitions and the projected increase in marketing and decrease in costs due to economies of scale failed to occur during 1998. Only the Phoenix Service acquisition provided significant expansion in growing the Company's customer base profitably. As a result of the poor performance of the two acquisitions, in 1998 the Company took a one-time charge of approximately $1.7 million to write down the carrying value of the acquired companies due to the impairment of the related assets, primarily goodwill.

              On May 19, 1998, the Company was notified by the Nasdaq Stock Market that the Common Shares, which were traded on the SmallCap Market, had failed to maintain a closing bid price greater than or equal to $1.00 per Common Share. Although the Company was granted a temporary exception to the minimum bid price requirement, the requirement was still not met by the end of the exception period, August 18, 1998. The Common Shares were delisted from the SmallCap Market on August 24, 1998.

              In an effort to provide liquidity for CSI's shareholders during this period of financial downturn, in June 1998 the Company contacted Ferris, Baker, Watts, Incorporated ("Ferris Baker") regarding a potential merger of the Company or sale of all or part of the Common Shares. On June 23, 1998, after negotiations, the Company retained Ferris Baker as its financial advisor to seek out prospective purchasers and to assist the Company in the negotiation of any proposed transactions.

              Over the course of the ensuing 12 months, Ferris Baker contacted 25 prospective buyers in the computer hardware industry, including Decision One, Anacomp, STK, Amdahl and Unisys. While many of the prospective candidates that were approached responded favorably upon initial contact, none of the negotiations materialized into an offer for the Common Shares or the Company's assets.

              After the termination of the contract with Ferris Baker, the Company made further attempts from July 1999 to February 2000 to pursue transactions that would provide its shareholders with liquidity. Discussions and negotiations were held with Span Optics, COSI Computer Outsourcing, Anacomp, El Camino, Strategia and VariLease, none of which materialized into an offer for the Common Shares or the Company's assets.

              Since December 1998, the Company has had difficulty obtaining financing to meet its short-term working capital requirements and has had to rely on funding from affiliates. The Company was able to obtain a credit facility, which includes a revolving line of credit, with Crestar Bank in 1997 to fund its operations. The credit facility expired in October 1998 and continued under a forbearance agreement until May 1999, so that Crestar Bank could reevaluate the Company's financial operations. Crestar Bank decided not to extend the credit facility for another year. However, Crestar Bank extended the credit line while the Company attempted to obtain alternative financing. The Company attempted without success to establish a new line of credit with several lenders, including IBM Credit Corporation, FINOVA Distribution, FINOVA Special Credit Division and Sandy Spring National Bank ("Sandy Spring"). In October 1999, Crestar Bank reduced the credit line from $2,000,000 to $1,750,000. On March 6, 2000, Crestar Bank notified the Company of its intention to terminate the revolving credit line by reducing the line from $1,750,000 to $1,500,000 on March 17, 2000, and $100,000 per week thereafter until the credit line reaches zero. The Company cannot continue to operate under this financing arrangement and could face bankruptcy if it is unable to secure alternative financing for its operations and the repayment of the credit facility. The credit line is secured by substantially all of the Company's assets. At April 24, 2000, there was $1,500,000 outstanding under the credit line.

In response to the reduction of available funds under the Crestar Bank credit facility, during fiscal years 1999 and 2000, ISI advanced approximately $375,000 and $595,000, respectively, to the Company to cover operating expenses. ISI provided the funding to the Company at an interest rate of prime plus 1% per annum, with principal repayable on ISI's demand. Mr. Donald C. Weymer owns approximately 98% of ISI's equity securities. Mr. Weymer is ISI's founder, Chief Executive Officer, President and a Director. In addition, Mr. Weymer owns approximately 32% of the Common Shares. Mr. Weymer is the Company's Chairman of the Board of Directors, Chief Executive Officer and Secretary.

              In November 1999, ISI began discussions with the Company to assist it in working out the Crestar Bank credit facility. On March 30, 2000, ISI entered into an amended and restated loan and security agreement with its lender, Sandy Spring, to increase ISI's existing line of credit, provided, among other things, that ISI use a portion of the funds available to repay the amounts due under the Company's credit facility with Crestar Bank. The increased line of credit is secured by ISI's assets and those of ISI's subsidiary, National Conversion Systems, Inc. It is also personally guaranteed by Mr. Weymer. ISI has advised us that it intends to repay the amounts owed by the Company under the Crestar Bank credit facility upon the acceptance for payment of all Common Shares validly tendered pursuant to the Offer.

              In addition to the Offer the Purchaser is making, the Purchaser proposed to the Company two other acquisition alternatives: a "two-step" tender offer, which is a tender offer followed by a merger, or a merger. On March 24, 2000, the CSI Board unanimously agreed that a tender offer would be in the best interests of the Company and its shareholders because (i) it would not be as costly and protracted as the other two transactions proposed by the Purchaser, (ii) it would enable the Company to pay off the Crestar Bank credit facility, thereby avoiding a sale of the Company's assets by Crestar Bank to cover the Company's indebtedness under that credit facility, and (iii) it would provide liquidity to those Company stockholders who want it at a time when the Company is experiencing financial difficulty. The CSI Board also supports the Offer because CSI's accountants, Goldstein GolubKessler, LLP, recently issued a "going concern opinion" in connection with their report on the CSI's 1999 financial statements. Such an opinion was also issued with respect to the CSI's 1998 financial statements.

              Other factors  considered by the CSI Board in its decision include
         (i) that, as of February 29, 2000, the book value of the Company was $1,791,755, or $0.48 per Common Share; (ii) that the liquidation value of the Company, which was negative, was estimated at $(1.00) per Common Share on February 29, 2000; (iii) that market prices of the Common Shares for the three months prior to the CSI Board meeting ranged between $0.81 and $0.87 per Common Share; and (iv) that Common Shares traded on 27 out of the 60 trading days prior to the CSI Board meeting; and during such period, the total number of Common Shares traded amounted to less than one-half of 1% of the total outstanding Common Shares.

              In addition, the CSI Board considered retaining a financial advisor to determine the fairness of the transaction to the unaffiliated stockholders of the Company. The CSI Board ultimately decided that, given the Company's poor financial condition, it would not be in the best interests of the Company or its stockholders to incur the cost of a financial advisor. The CSI Board believes that its evaluation process was a fair one because it involved one independent director, Mr. David A. Chappell, who is not employed by the Company, owns no Common Shares and, thus, cannot participate in the Offer. Finally, the CSI Board took no other steps to ensure the procedural and substantive fairness of the transaction to the unaffiliated stockholders.

              The members of the CSI Board evaluated the Offer in light of their knowledge of the business, financial condition and prospects of CSI and after their receipt of the advice of their legal advisors. In light of the number and variety of factors that the CSI Board considered in connection with their evaluations of the Offer, the CSI Board did not find it practicable to assign relative weights to the foregoing factors, and, accordingly, the CSI Board did not do so.

     Section (c), "Intent to Tender," is hereby amended in its entirety to read as follows:

              To the best knowledge of CSI, after making reasonable inquiry, except for Mr. Donald C. Weymer, who controls ISI, all of CSI's executive officers, directors or other affiliates currently intend to tender pursuant to the Offer all Common Shares held of record or beneficially owned by them as of the date hereof.

Item 8.  Additional Information

     On May 9, 2000, ISI and the Company issued a press release, the text of which is filed as Exhibit (a)(8) to Amendment No. 1 to the Schedule TO, and incorporated herein by reference.

Item 9.  Exhibits

Exhibit No.                         Description

(a)(9) Press release jointly issued by ISI and CSI, dated May 9, 2000 (incorporated by reference to Amendment No. 1 to the Schedule TO, file number 5-58909).


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                               CSI COMPUTER SPECIALISTS, INC.

                               By:     /s/ William F. Pershin

                               Name:  William F. Pershin
                               Title:  President

Dated:  May 11, 2000